Akeena Solar       16005 Los Gatos Blvd., Los Gatos, CA 95032        408-395-7774       www.akeena.com

September 19, 2008

Via EDGAR Filing
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Akeena Solar, Inc. Form 10-KSB for the fiscal year ended December 31, 2007 File No. 1-33695

Dear Mr. Decker:

We have received your letter dated September 5, 2008, with a further comment relating to comment two from your original comment letter dated August 15, 2008 and our response letter dated August 25, 2008, all in regard to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007. To facilitate your review, we repeat the captions and numbered paragraphs from your most recent comment letter, and are providing the following responses to the comments:

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements

2. Summary of Significant Accounting Policies, page 31

Manufacturer and Installation Warranties, page 32

1.
We have read your response to comment two from our letter dated August 15, 2008. Please revise your proposed disclosure to include gross changes instead of net changes in your manufacturer and installation warranties. Your reconciliation should include the following:

•	beginning balance of the aggregate product warranty liability;
•	aggregate reductions in the liability for payments made under the warranty;
•	aggregate changes in the liability for accruals related to warranties issued during the reporting period;
•	aggregate changes in the liability for accruals related to preexisting warranties; and
•	ending balance of the aggregate product warranty liability.
Refer to paragraph 14(b) of FIN 45.

September 19, 2008

We advise the Staff that in future filings we will disclose the information required by paragraph 14(b) of FIN 45 regarding our manufacturer and installation warranties. Our additional disclosure will be provided in the form of a table included in the notes to our financial statements, which will present appropriate line items for a reconciliation including the following:
•	beginning balance of the aggregate product warranty liability;
•	aggregate reductions in the liability for payments made under the warranty;
•	aggregate changes in the liability for accruals related to warranties issued during the reporting period;
•	aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates); and
•	ending balance of the aggregate product warranty liability.

Akeena Solar, Inc. acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (408) 402-9404 if you have any additional comments or questions regarding our response.

Sincerely yours,

/s/ Gary Effren
Gary Effren
Chief Financial Officer
Akeena Solar, Inc

cc:	Burr, Pilger and Mayer Bradley J. Rock, DLA Piper US LLP